SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

Incorporation by Reference

We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-152333, which became effective on July 15, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: November 20, 2008

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Richard Micchelli, Financial Writer
Email: ir@trinasolar.com	Phone: + (1) 646-454-4516
Email: richard.micchelli@ccgir.com

Trina Solar Announces Third Quarter 2008 Results

Changzhou, China – November 19, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced its financial results for the third quarter 2008.

Third Quarter 2008 Financial Highlights

•	Solar module shipments were 66.36 MW, up 213.7% from 21.15 MW in the third quarter of 2007 and 39.5% from 47.57 MW in the second quarter of 2008

•	Total net revenues increased to $290.7 million, up 252.1% year-over-year and 42.4% sequentially

•	Gross margin was 22.4%, compared to 20.1% in the third quarter of 2007 and 23.2% in the second quarter of 2008

•	Operating margin was 16.1%, compared to 8.4% in the third quarter of 2007 and 14.3% in the second quarter of 2008

•	Net income was $32.1 million, compared to $7.8 million in the third quarter of 2007 and $17.1 million in the second quarter of 2008

•	Net income includes a foreign currency exchange loss of $4.9 million

•	Earnings per fully diluted ADS were $1.17. The effect of the third quarter foreign currency exchange losses was approximately $0.17 per fully diluted ADS

“We are very pleased with our strong performance during the third quarter,” said Jifan Gao, Trina Solar’s Chairman and CEO. “Despite further rising silicon costs, over the last four reporting quarters we have either met or exceeded our aggressive goals for output, revenues and operating margin. In the third quarter we again demonstrated the ability to leverage on our integrated manufacturing capabilities, enhanced further by significant improvements in operating efficiencies and cost controls as measured by our operating expenses. We are also pleased by the recently announced expansion of our product portfolio via our in-house developed UMG-based module product. This timely offering is expected to address increasing customer demand for lower cost modules, with initial sales expected in fourth quarter of 2008.”

Third Quarter 2008 and Recent Business Highlights

•	Expanded capacity to approximately 300 MW for each of ingot, wafer, cell and module production as of September 30, 2008

•	Launched cell Lines 11 through 14, of which lines 11 and 12 were put into commercial production

•

Announced sales agreements with Invictus NV (Belgium), American Capital Energy (US), GreenergyCapital and Enel (Italy), and a sales and marketing collaboration agreement with Spanish Premier League Football Club Espanyol

•	Announced the product launch of an in-house developed UMG-based module product, with sales expected in the current fourth quarter

•	Enhanced the Company’s brand recognition and market share by further developing sales channels in developing solar markets, including the US, Belgium, France, South Korea, and Australia

•	Announced the Company’s intentions to base its North American operations in the City of San Francisco

•	Announced the Company’s intentions to establish warehouse operations in Rotterdam, a key port city in the Netherlands

Third Quarter 2008 Results

Net Revenues

Trina Solar’s net revenues in the third quarter of 2008 were $290.7 million, an increase of 42.4% sequentially and 252.1% year-over-year. Total shipments in the third quarter of 2008 increased to 66.36 MW, up from 47.57 MW in the second quarter of 2008 and 21.15 MW in the third quarter of 2007. Average sales price (“ASP”) was $4.09 in the third quarter of 2008, compared to $4.03 in the second quarter of 2008 and $3.75 in the third quarter of 2007.

Gross Profit and Margin

Gross profit in the third quarter of 2008 was $65.2 million, an increase of 37.6% sequentially and 292.9% year-over-year. Gross margin was 22.4% in the third quarter of 2008, a decrease from 23.2% in the second quarter of 2008 and an increase from 20.1% in the third quarter of 2007. The sequential decrease in gross margin was predominantly due to higher cost of silicon raw materials while the year-over-year increase was primarily due to higher module ASP and cost efficiencies from an increased degree of vertical integration, including in-house cell production.

Operating Expense, Income and Margin

Operating expenses in the third quarter of 2008 were $18.4 million, or 6.3% of net revenues. This compares to 8.9% in the second quarter, reflecting the fourth straight quarterly improvement as a net revenue percentage. Operating expenses in the third quarter of 2008 included approximately $0.6 million of share-based compensation expenses.

Operating income in the third quarter of 2008 was $46.8 million, an increase of 60.6% sequentially and 575.0% year-over-year.

Operating margin was 16.1% in the third quarter of 2008, compared to 14.3% in the second quarter of 2008 and 8.4% in the third quarter of 2007. The sequential increase was primarily due to lower general and administrative expenses as a percentage of net revenues while the year-over-year increase was primarily due to both lower general and administrative expenses and selling expenses as a percentage of net revenues.

Net Interest Expense

Net Interest expense in the third quarter of 2008 was $7.2 million, compared to $5.1 million in the second quarter of 2008 and $0.6 million in the third quarter of 2007.

Foreign Currency Exchange Loss

Foreign currency exchange loss was $4.9 million in the third quarter of 2008, compared to $6.1 million sequentially. This was primarily due to the devaluation of the Euro against the U.S. Dollar, which resulted in a loss upon the remeasurement of the Company’s receivables.

Net Income and EPS

Net income was $32.1 million in the third quarter of 2008, compared to $17.1 million in the second quarter of 2008 and $7.8 million in the third quarter of 2007. Net Income includes a foreign currency exchange loss of $4.9 million.

Net margin was 11.0% in the third quarter of 2008, compared to 8.4% in the second quarter of 2008 and 9.4% in the third quarter of 2007. The effect of the third quarter foreign currency exchange losses, net of tax effect, were approximately $0.17 per fully diluted ADS. Earnings per fully diluted ADS were $1.17.

Senior Convertible Notes Offering

On July 24, 2008, Trina Solar completed a public offering of $138 million of Senior Convertible Notes due 2013. The net proceeds of the offering is being used for the expansion of manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules, the purchase of raw materials, research and development and other general corporate purposes.

Financial Condition

As of September 30, 2008, the Company had $136.3 million in cash and cash equivalents, excluding the Company’s restricted cash balance of $48.5 million. The restricted cash comprises deposits pledged to banks to secure bank borrowings and letter of credit facilities.

As of October 31, 2008, the Company’s total approved credit facilities totaled approximately $450 million, of which includes approximately $150 million in available credit.

Fourth Quarter and Fiscal Year 2008 Guidance

For the fourth quarter of 2008, the Company expects to ship between 55 MW and 60 MW of PV modules and currently expects total net revenues to be in the range of $190 million to $210 million. The Company expects gross margin for the fourth quarter will likely be between 13% and 15% and estimates operating margin to range between 5% and 7% of total net revenues.

For the full year of 2008, the Company updates its projections as follows:

Total net revenues to be in the range of $800 million to $850 million, compared to previous guidance of $850 million to $900 million.

Total PV module shipments between 200 MW to 206 MW, compared to previous guidance of 210 MW to 220 MW.

The Company believes gross margin to be in the range of 20% and 22% for the year, compared to previous guidance of 23% and 25%, and estimates operating margin will likely be in the range of 12% to 14% of total net revenues, compared to previous guidance of 15% and 17%.

Business Outlook

Given industry concerns related to changes in the global economic and credit environments, the Company reiterates its confidence in regards to its financial strength and operational strategies for fiscal year 2009.

“We are confident in our ability to successfully navigate our operations and related capital requirements despite recent and significant market environment changes,” stated Terry Wang, Chief Financial Officer. “We are fully aware of the risks and volatility of market conditions. After careful examination of various scenarios reflecting market demand, average selling price, and cost reductions of key material inputs, we reiterate expectations to preserve sufficient cash holdings and to maintain positive cashflows from operations initiated in the third quarter, which were over $20 million. These cashflows will drive the funding for future operations and capacity expansions, to be deployed prudently and effectively based on evolving market conditions.”

Management Changes

The Company announces recent management changes:

Dr. Suping Chen has joined the Company as Vice President of Manufacturing, East Campus. Mr. Chen previously worked at Samsung Electronics (Suzhou) Semiconductor Co., Ltd. and at Seagate Technology International (Wuxi) Co., Ltd., where he served for over seven years in roles including Senior Product Manager and Operations Director. Dr. Chen, who formed his own management consulting company in 2006, has more than 12 years of IT manufacturing experience in China.

Dr. Qiang Huang has been appointed as Vice President of Technology. He replaces Mr. Ting Cheong Ang, the former Vice President of Technology Development. Dr. Huang served earlier as a Director of Manufacturing Engineering. Before joining our Company, he earlier served as Engineering Manager with Taiwan Semiconductor Manufacturing Co. (TSMC) and as a Senior Manager of Device Integration at ST Microelectronics in Singapore. Dr. Huang has more than eight years of commercial operations experience in semiconductor engineering development and engineering problem solving.

The Company also announces the appointment of Mr. Steven (Yu) Zhu as Vice President of International Procurement and Business Development. The position fills the vacancy created by the departure of Mr. Andrew Klump, the former Vice President of Business Development. Mr. Zhu, who joined the Company in 2005, earlier worked for IBM in the United States for four years as a global training leader and software engineer. Prior to joining the Company, Mr. Zhu also was founder and president of a wireless internet company from 2002 to 2005.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on November 19, 2008, to discuss the results for the quarter ended September 30, 2008. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, Steven Zhu, Vice President, International Procurement and Business Development, Arturo Herrero, Vice President, Sales and Marketing, and Thomas Young, Director of Investor Relations. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 7125-7607.

If you are unable to participate in the call at this time, a replay will be available on November 19 at 11:00 a.m. ET, through November 26, at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference ID 7125-7607.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited

Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	September 30, 2008	June 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$290,723	$204,169	$82,573
Cost of revenues	225,533	156,796	65,980

Gross profit	65,190	47,373	16,593

Operating expenses
Selling expenses	6,780	5,216	3,230
General and administrative expenses	11,018	9,523	5,820
Research and development expenses	502	1,510	612
Polysilicon project discontinuance	102	1,998	—

Total operating expenses	18,402	18,247	9,662

Operating income	46,788	29,126	6,931
Exchange loss	(4,882)	(6,129)	—
Interest expenses	(7,764)	(5,688)	(2,081)
Interest income	608	551	1,494
Gain on change in fair value of derivative	—	—	534
Other income (expenses)	1	(132)	738

Income before income taxes	34,751	17,728	7,616
Income tax expenses	(2,698)	(627)	(15)

Net income from continuing operations	32,053	17,101	7,601
Net income from discontinued operations	—	—	170

Net income	$32,053	$17,101	$7,771

Earnings per ADS from continuing operations
Basic	1.28	0.68	0.30
Diluted	1.17	0.68	0.30
Earnings per ADS
Basic	1.28	0.68	0.31
Diluted	1.17	0.68	0.31
Weighted average ADS outstanding
Basic	25,037,307	24,972,730	24,934,056
Diluted	28,394,335	25,194,109	25,289,363

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	September 30, 2008	December 31, 2007
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$136,297	$59,696
Restricted cash	48,526	103,375
Inventories	102,110	58,548
Accounts receivable, net	110,598	72,323
Other receivables	4,161	3,063
Advances to suppliers	69,121	42,953
Amount due from related parties	5,272	614
Value-added tax recoverable	7,639	1,417
Deferred tax assets	964	380
Current assets of discontinued operations	—	33

Total current assets	484,688	342,402
Property, plant and equipment	355,378	197,124
Intangible assets, net	7,013	5,462
Advances to suppliers - long-term	113,286	53,737
Foreign currency embedded derivative	854	854
Deferred tax assets	2,609	1,095
Deferred convertible bond issue cost	1,861

TOTAL ASSETS	$965,689	$600,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$289,406	$163,563
Accounts payable	48,721	42,691
Accrued expenses	17,578	10,255
Advances from customers	8,795	2,371
Income tax payable	7,314	1,406
Current liabilities to be disposed	—	199

Total current liabilities	371,814	220,485
Long-term bank borrowings	14,666	8,214
Long-term advances from customers	1,170	—
Convertible bond payable	132,786	—
Accrued warranty costs	10,739	4,486
Long-term payables	1,771	—

Total liabilities	532,946	233,185

Ordinary shares	26	26
Additional paid-in capital	307,879	304,878
Retained earnings	113,380	51,352
Accumulated other comprehensive income	11,458	11,233

Total shareholders’ equity	432,743	367,489

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$965,689	$600,674